October 3, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Joseph Klinko Karl Hiller

Re:	Gran Tierra Energy Inc.

Form 10-K for the Fiscal Year ended December 31, 2018

Filed February 27, 2019

Response Letter dated August 26, 2019

File No.: 001-34018

Ladies and Gentlemen:

This letter sets forth the responses of Gran Tierra Energy Inc. (“GTE”, the “Company,” or “we”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 19, 2019 in response to GTE’s letter dated August 26, 2019 (the “Prior Response Letter”), with respect to GTE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-34018) filed with the Commission on February 27, 2019 and amended on April 16, 2019.

For the Staff’s convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and provided our responses below each such comment.

Financial Statements for the Fiscal Year ended December 31, 2018

Production, Revenue and Price History, page 12

1.	Your responses to comments 6 and 7 indicate you did not have any natural gas sales during each of the last three fiscal years. However, you disclose natural gas production and proved natural gas reserves for each of these periods under this heading and elsewhere in your filing. If these natural gas production figures are not also sales volumes, expand your disclosure to clarify the basis for their inclusion in your filing.

This comment also applies to the disclosure of proved natural gas reserves in Exhibit 99.1. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-10 and the definition of reserves in Rule 4-10(a)(26) of Rule S-X.

Response: As stated in the Prior Response Letter, the Company did not have any commercial production or sales of natural gas in its Costayaco, Moqueta and Acordionero Fields for each of the last three fiscal years. The Company had de minimis production and sales of natural gas from non-core fields of 208,961 mcf (34,827 boe), 591,775 mcf (98,629 boe) and 592,298 mcf (98,716 boe) for each of the years ended December 31, 2018, 2017 and 2016, respectively. In 2018, the Company produced 99.7% oil and our corporate focus was and remains on the exploration for and development of oil. As a result, the Company respectfully advises the Staff that it does not believe it is necessary to expand its disclosure to quantify these immaterial amounts of natural gas production and sales as such information is not material to an investor. Should the Company’s production of natural gas become material or if its strategy changes to include the pursuit of natural gas production, we will expand our disclosure as appropriate at that time. Furthermore, in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”), we will revise our disclosure, as applicable, so that it is consistent with our production and sales of natural gas.

900, 520-3 Avenue SW, Calgary, Alberta Canada T2P 0R3, (403) 265-3221

October 3, 2019

2.	We have read your response to comment 7 and note the aggregate oil production figures in your response appear to be inconsistent with the comparable figures presented in the reconciliation of the changes in total proved reserves. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed.

Response: In response to the Staff’s comment, we will include the following tabular disclosure, which will include disclosure that resolves the inconsistency, in future filings, beginning with our 2019 Form 10-K:

The following table presents oil production, net after royalty, and average sales price and operating expenses per oil production, net after royalty, from each of our Costayaco (“CYC”), Moqueta (“MQT”) and Acordionero (“ACR”) Fields and from all of our properties for the three years ended December 31, 2018:

	Year Ended December 31,
	2018				2017				2016
	CYC (1)	MQT (1)	ACR (1)	Total for All Properties (2) (3)	CYC (1)	MQT (1)	ACR (1)	Total for All Properties (2) (3)	CYC (1)	MQT (1)	ACR (1)	Total for All Properties (2)(3)
Oil, bbl	2,244,497	1,020,673	5,469,072	10,604,197	3,173,659	1,550,344	3,131,577	9,776,533	3,975,842	2,091,361	648,518	8,486,294
Average sales price of oil, per bbl	$58.19	$59.87	$57.64	$58.53	$43.55	$45.05	$43.90	$43.29	$33.52	$32.86	$35.87	$33.00
Operating expenses of oil, per bbl	$22.23	$20.47	$11.22	$10.62	$11.70	$15.27	$10.34	$13.81	$13.71	$10.50	$8.00	$13.99

(1) 100% of product sales were oil.

(2) Includes de minimis natural gas sales from non-core properties of 208,961 mcf (34,872 boe), 591,775 mcf (98,629 boe) and 592,298 mcf (98,716 boe), for each of the years ended December 31, 2018, 2017 and 2016, respectively.

(3) In 2018, 100% of production was from Colombia. In addition to production from Colombia, the 2017 and 2016 total production from all properties included oil and natural gas production from Brazil up to June 30, 2017, the effective date of the Brazil disposition. Included in the 2017 total production from all properties is 197,841 bbl of oil production and 73,325 mcf (12,221 boe) of natural gas production from Brazil, and included in the 2016 total production from all properties is 262,012 bbl of oil and 2,432 mcf (405 boe) of natural gas production from Brazil.

Financial Statements
Supplementary Data (Unaudited), page 77

3.	We have read your response to prior comment 9, concerning your summations of select data in Schedule C which is contrary to the applicable disclosure illustration at FASB ASC 932-235-55-4. We note that you have reported oil and gas property balances in accordance with GAAP in your financial statements of $1,310,026, $1,094,029, $1,060,093 and $780,360 as of December 31, 2018, 2017, 2016 and 2015, respectively; while including balances of oil and gas property costs in Schedule C of $4,237,753, $3,861,578, $3,583,144, and $2,548,176 as of these same dates.

If you wish to retain the non-GAAP balances in your tabulation, you should label the summations accordingly and provide a separate reconciliation in Schedule C of these balances to the amounts you report for oil and gas properties in accordance with GAAP. Under this scenario, also include a narrative to explain the differences and reasons for presenting your cumulative select data figures. Alternatively, you may remove the non-GAAP balances to conform with the illustration referenced above.

Response: This contradiction is attributable to expenditures related to the Brazil and Peru businesses, which were disposed on June 30, 2017 and December 8, 2017, respectively, as well as the exclusion of certain items in our reconciliation of select data in Schedule C. In future filings, beginning with the 2019 Form 10-K, we will expand our disclosure in Schedule C to footnote which businesses have been disposed and to include all GAAP balances.

* * * * *

October 3, 2019

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kristine Robidoux at (403) 698-7927 or Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

/s/ Ryan Ellson
Ryan Ellson Chief Financial Officer

Cc:	Gary S. Guidry, Gran Tierra Energy Inc.

Kristine Robidoux, Gran Tierra Energy Inc.

Hillary H. Holmes, Gibson Dunn & Crutcher LLP

Shane Doig, KPMG LLP

Cam Boulton, McDaniel & Associates Consultants Ltd.